EXHIBIT 21.01

List of Subsidiaries of

State Auto Financial Corporation

State Auto Property and Casualty Insurance Company, an Iowa corporation

Stateco Financial Services, Inc., an Ohio corporation

Milbank Insurance Company, an Iowa corporation

Farmers Casualty Insurance Company, an Iowa corporation

State Auto Insurance Company of Ohio, an Ohio corporation

518 Property Management and Leasing, LLC, an Ohio limited liability company